Exxon Mobil Corporation

Patrick T. Mulva

5959 Las Colinas Boulevard

Vice President and Controller

Irving, TX 75039-2298

972 444 1202 Telephone

972 444 1221 Facsimile

ExxonMobil

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

EXXON MOBIL CORPORATION

April 22, 2010

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Exxon Mobil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 1-02256

Dear Mr. Schwall:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comments regarding the above filing set forth in your letter of April 1, 2010.  We appreciate your agreement to extend the time for the submission of this response.

Our responses contain highly sensitive, proprietary and confidential information, which if disclosed, could cause irreparable harm to the company.  Therefore, we are requesting confidential treatment with respect to selected information as indicated herein and request that such information be treated in accordance with Rule 83 of the Commission's Rules on Information and Requests (17 C.F.R. § 200.83).  We further request advance notification before this specifically identified information is disclosed to any third party.

We also acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

If you desire clarification of our responses, please direct any questions to Mr. Joel Webb at 972-444-1290.

Very truly yours,

By:

/s/ Patrick T. Mulva

-----------------------------------------------

Name:

Patrick T. Mulva

Title:

Vice President and Controller

Enclosure

c:

Ronald Winfrey

Mark Wojciechowski

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

ExxonMobil’s Response to the

Comments Included in the SEC Letter of April 1, 2010

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.

We note that you have voluntarily chosen to comply with the Summary Compensation Table and Director Compensation Table amendments pursuant to Securities Act Release No. 33-9089, Proxy Disclosure Enhancements.  As a result, you must comply with all of the other Regulation S-K amendments adopted in this Release.  Please see Proxy Disclosure Enhancements Transition Compliance and Disclosure Interpretations, Question 2, available on the SEC’s website.  The amended disclosure requirements include, among other things:

•

Enhanced disclosure about legal proceedings involving a company’s executive officers, directors and nominees - amended Item 401(f) of Regulation S-K;

•

Disclosure about the relationship of the company’s compensation policies and practices to risk management - new item 402(s) of Regulation S-K;

•

Disclosure of the process by which candidates for director are considered for nomination, including consideration of diversity - amended Item 407(c)(2)(vi);

•

Disclosure concerning the board leadership structure, including among other things a discussion of the fact that your Chairman of the Board and Chief Executive Officer are the same individual; a discussion of whether you have a lead independent director and, if so, his or her role; and a discussion of why you have determined that your leadership structure is appropriate given the specific characteristics and circumstances of your company - new Item 407(h);

•

Disclosure concerning the board’s role in risk oversight - new Item 407(h)

In your response, please provide us with a draft of disclosure addressing these issues, as applicable, and explain to us how you propose to make this disclosure (for example, whether you intend to include it in your 2010 proxy statement).  We may have further comments after reviewing your response.

We confirm that we have complied with all of the Regulation S-K amendments adopted in Securities Act Release No. 33-9089.  Specifically:

(i)

We confirm that there are no legal proceedings involving our executive officers, directors, or nominees that would be disclosable under amended Item 401(f) of Regulation S-K.

(ii)

The following disclosure about the relationship of the Company's compensation policies and practices to risk management required by new Item 402(s) of Regulation S-K is included under the heading “Executive Compensation” on page 36 of the Form 10-K and under the heading “Compensation Committee”

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

on pages 12-13 of the definitive proxy statement for our 2010 annual meeting of shareholders, which was filed on April 13, 2010:

"The Compensation Committee determines whether ExxonMobil’s compensation policies and practices could result in inappropriate risk-taking.  Based on its assessment, the Committee does not believe that ExxonMobil’s compensation policies and practices create any material adverse risks for the Company for the following reasons:

•

Inappropriate risk-taking is discouraged by requiring senior executives to hold a substantial portion of their equity incentive award for their entire career and beyond retirement.  These lengthy holding periods are tailored to our business model.  The Compensation Committee requires that these equity grants with long holding periods comprise 50 to 70 percent of total compensation for Named Executive Officers as depicted on page 133 of Form 10-K (page 37 of the proxy statement) of the ‘Compensation Discussion and Analysis,’ whereas the annual bonus award was only about 10 percent of total annual compensation in 2009.

•

Payout of 50 percent of the annual bonus is delayed and subject to risk of forfeiture, which is a unique feature of the annual bonus program relative to many comparator companies and further discourages inappropriate risk-taking; the timing of the delayed payout is determined by earnings performance.

•

Executives below the Named Executive Officers participate in the same plans which are also reviewed by the Compensation Committee; therefore, inappropriate risk-taking is discouraged at all levels of the Company through similar compensation design features and allocation of awards.

•

Finally, it should also be noted that a large percentage of career compensation for all executives and employees is in the form of a defined benefit pension which requires many years of dedicated service to the Company to have material value and is based on a standard retirement age of 65, with early retirement eligibility at age 55 with a minimum of 15 years of service.  This is another dimension of total compensation that discourages inappropriate risk-taking; instead, it encourages executives to take a long-term view when making business decisions and to focus on achieving sustainable growth for shareholders."

(iii)

The following disclosure about the process by which candidates for director are considered for nomination, including consideration of diversity, required by amended Item 407(c)(2)(vi) of Regulation S-K is included under the heading “Board Affairs Committee” on pages 9-10 of the definitive proxy statement for our 2010 annual meeting of shareholders, which was filed on April 13, 2010:

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

"The Board Affairs Committee serves as ExxonMobil’s nominating and corporate governance committee.  The Committee recommends director candidates, reviews non-employee director compensation, and reviews other corporate governance practices, including the Corporate Governance Guidelines.  The Committee also reviews any issue involving an executive officer or director under ExxonMobil’s Code of Ethics and Business Conduct and administers ExxonMobil’s Related Person Transaction Guidelines.

The Committee has adopted Guidelines for the Selection of Non-Employee Directors that describe the qualifications the Committee looks for in director candidates.  These Selection Guidelines, as well as the Committee’s charter, are posted on the Corporate Governance section of our Web site, and are described in more detail in the section titled Director Qualifications, pages 5-7.

A substantial majority of the Board must meet the independence standards described in the Corporation’s Corporate Governance Guidelines, and all candidates must be free from any relationship with management or the Corporation that would interfere with the exercise of independent judgment.  Candidates should be committed to representing the interests of all shareholders and not any particular constituency.  The Board must include members with the particular experience required for service on key Board committees, as described in the Committee charters.

The Guidelines for the Selection of Non-Employee Directors state:

'ExxonMobil recognizes the strength and effectiveness of the Board reflects the balance, experience, and diversity of the individual directors; their commitment; and importantly, the ability of directors to work effectively as a group in carrying out their responsibilities.  ExxonMobil seeks candidates with diverse backgrounds who possess knowledge and skills in areas of importance to the Corporation.'

In addition to seeking a diverse set of business or academic experiences, the Committee seeks a mix of nominees whose perspectives reflect diverse life experiences and backgrounds, as well as gender and ethnic diversity.  The Committee does not use quotas but considers diversity along with the other requirements of the Selection Guidelines when evaluating potential new directors.  The Committee has also instructed its executive search firm to include diversity as part of the candidate search criteria.

The Committee identifies director candidates primarily through recommendations made by the non-employee directors.  These recommendations are developed based on the directors’ own knowledge and experience in a variety of fields, and research conducted by ExxonMobil staff at the Committee’s direction.  The Committee has also engaged an executive search firm to help the Committee identify new director candidates.  The firm identifies potential director candidates for the Committee to consider and helps research candidates identified by the Committee.  Additionally the Committee considers recommendations made by the employee directors, shareholders, and others.  All recommendations, regardless of the source,

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

are evaluated on the same basis against the criteria contained in the Selection Guidelines."

(iv)

The following disclosure about our board leadership structure, including a discussion of the fact that our Chairman of the Board and Chief Executive Officer are the same individual; a discussion of the role of our lead independent director (whom we refer to as the 'presiding director'); and a discussion of why we have determined that our leadership structure is appropriate given the specific characteristics and circumstances of our company required by new Item 407(h) of Regulation S-K is included under the heading “Board Leadership Structure” on page 5 of the definitive proxy statement for our 2010 annual meeting of shareholders, which was filed on April 13, 2010:

"The Company’s By-Laws currently provide that, subject to the authority of the Board of Directors, the Chairman of the Board 'shall have general care and supervision of the business and affairs of the corporation,' and in the absence of a President, shall also 'direct the current administration of the business and affairs of the corporation.'

The Board believes the interests of all shareholders are best served at the present time through a leadership model with a combined Chairman/CEO position and an independent Presiding Director.  However, the Board retains authority to amend the By-Laws to separate the positions of Chairman and CEO at any time.

The current CEO possesses an in-depth knowledge of the Company, its integrated, multinational operations, the evolving energy industry supply and demand, and the array of challenges to be faced, gained through over 34 years of successful experience in progressively more senior positions, including domestic and international responsibilities.

The Board believes that these experiences and other insights put the CEO in the best position to provide broad leadership for the Board as it considers strategy and as it exercises its fiduciary responsibilities to its shareholders.

Further, the Board has demonstrated its commitment and ability to provide independent oversight of management.

The Board is comprised entirely of independent directors except the CEO, and 100 percent of the Audit, Compensation, Board Affairs, and Public Issues and Contributions Committee members are independent.  Each independent director has access to the CEO and other Company executives on request; may call meetings of the independent directors; and may request agenda topics to be added or dealt with in more detail at meetings of the full Board or an appropriate Board committee.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

In addition, after considering evolving governance practices and shareholder input regarding Board independence, the Board established the role of Presiding Director.  The Board believes the Presiding Director can provide effective, independent Board leadership.  S.J. Palmisano has served as Presiding Director for the past year and is expected to remain in the position at least through the annual meeting of shareholders.  In accordance with the specific duties prescribed in the Corporate Governance Guidelines, the Presiding Director chairs executive sessions of the independent directors, which are held several times per year, normally coincident with meetings of the Board and without management present; chairs meetings of the Board in the absence of the Chairman; and, works closely with the Chairman in developing Board agendas, topics, schedules, and in reviewing materials provided to the directors."

(v)

The following disclosure concerning the board's role in risk oversight required by new Item 407(h) of Regulation S-K is included under the heading “Risk Oversight” on pages 4-5 of the definitive proxy statement for our 2010 annual meeting of shareholders, which was filed on April 13, 2010:

"Responsibility for risk oversight rests with the full Board of Directors.  Committees help the Board carry out this responsibility by focusing on specific key areas of risk inherent in our business.

•

The Audit Committee oversees risks associated with financial and accounting matters, including compliance with legal and regulatory requirements, and the Company’s financial reporting and internal control systems.

•

The Board Affairs Committee oversees risks associated with corporate governance, including Board structure and director succession planning.

•

The Compensation Committee helps ensure that the Corporation’s compensation policies and practices support the retention and development of executive talent with the experience required to manage risks inherent to the business and do not encourage or reward excessive risk-taking by our executives.

•

The Finance Committee oversees risks associated with financial instruments, financial policies and strategies, and capital structure.

•

The Public Issues and Contributions Committee oversees operational risks such as those relating to employee and community safety, health, environmental and security matters.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

The Board receives regular updates from the committees about their activities in this regard and at least annually participates in reviews with management addressing the progress of significant projects and operational activities.  Updates are measured against benchmark expectations, all of which reflect identified risk factors and the impact of those identified risks on expected outcomes and results."

Properties, page 6

2.

Please tell us how you considered the disclosure requirements of Item 1207 of Regulation S-K.  In this regard, we note your statement on page 83 that you have numerous long-term sales and purchase commitments, all of which are expected to be fulfilled with no adverse consequences material to your operations or financial condition; however, we believe Item 1207 of Regulation S-K requires disclosure of specific information regarding existing contracts or agreements under which you are committed to provide a fixed and determinable quantity of oil and gas in the near future, whether or not the fulfillment of such commitments will have a material adverse consequence on the Corporation.

We sell crude oil and natural gas under a variety of contractual arrangements.  Based on our review of the obligations arising from such contractual arrangements and their relevant contractual provisions, we concluded that, individually and on a collective basis, these contractual arrangements did not expose ExxonMobil to potential adverse consequences that would be material to ExxonMobil’s operations or financial condition.  Accordingly, we have not included specific information regarding ExxonMobil’s contractual arrangements for the sales of crude oil and natural gas.  In response to your comment, we will add a paragraph in future Form 10-K filings in Item 2 Properties to provide information regarding delivery commitments similar to the following:

Delivery Commitments

“ExxonMobil sells crude oil and natural gas from its producing operations under a variety of contractual obligations, some of which may specify the delivery of a fixed and determinable quantity.  ExxonMobil also enters into natural gas sales contracts where the source of the natural gas used to fulfill the contract can be a combination of the spot market and our own production. Worldwide, we are contractually committed to deliver approximately [[XXX]], including approximately [[XXX]] related to interests of consolidated subsidiaries, from [[year]] through [[year]].  We expect to fulfill the majority of these delivery commitments with production from our proved developed reserves.  Any remaining commitments will be fulfilled with production from our proved undeveloped reserves and spot market purchases as necessary.”

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Legal Proceedings, page 31

3.

We note your statement with regard to In re Exxon Mobil, Corp. [sic] Derivative Litigation that “The petitions seek damages from the individual damages from the individual defendants in favor of ExxonMobil.”  If the amounts of damages sought have been specified, please disclose the amounts; otherwise, state expressly that the amounts have not been specified.

We confirm that the amount of damages sought from individual defendants has not been specified in any of the derivative suits disclosed in response to Item 3 of Form 10-K.  To address your comments, in future filings we will state expressly that such amounts are unspecified.

Executive Officers of the Registrant, page 32

4.

Please enhance your disclosure in this section and ensure that it fully complies with the requirements of Item 401 of Regulation S-K.  Among other things:

•

Disclose the full names of the executive officers, not merely their first two initials and last names.

•

Specify the exact time periods that the executive officers held the specific positions they have held, and ensure that you cover the required five years.

•

Present the biographical sketches in the customary format, with a separate sketch for each executive officer, rather than grouping all of the information into one dense paragraph that is difficult to read.

Provide us with a draft of your enhanced disclosure.

To respond to your comments, in future filings our disclosure under Item 401(b) of Regulation S-K will include the full name of each executive officer as indicated below:

Name	Age as of March 1, 2010	Title (Held Office Since)
Rex W. Tillerson	57	Chairman of the Board (January 1, 2006)
Mark W. Albers	53	Senior Vice President (April 1, 2007)
Michael J. Dolan	56	Senior Vice President (April 1, 2008)
Donald D. Humphreys	62	Senior Vice President (January 25, 2006) and Treasurer (July 1, 2004)
Andrew P. Swiger	53	Senior Vice President (April 1, 2009)
S. Jack Balagia	58	Vice President and General Counsel (March 1, 2010)
A. Timothy Cejka	58	Vice President (June 1, 2004)
William M. Colton	56	Vice President - Strategic Planning (February 1, 2009)
Harold R. Cramer	59	Vice President (November 30, 1999)
Neil W. Duffin	53	President, ExxonMobil Development Company (April 13, 2007)
Robert S. Franklin	52	Vice President (May 1, 2009)
Sherman J. Glass, Jr.	62	Vice President (April 1, 2008)
Alan J. Kelly	52	Vice President (December 1, 2007)
Richard M. Kruger	50	Vice President (April 1, 2008)
Patrick T. Mulva	58	Vice President and Controller (July 1, 2004)

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Stephen D. Pryor	60	Vice President (December 1, 2004)
David S. Rosenthal	53	Vice President - Investor Relations and Secretary (October 1, 2008)
James M. Spellings, Jr.	48	Vice President and General Tax Counsel (March 1, 2010)
Thomas R. Walters	55	Vice President (April 1, 2009)

In addition, in future filings we will provide a separate paragraph disclosing the business experience of each executive officer, substantially in the form of the examples set forth below:

Rex W. Tillerson

Chairman of the Board

Held current title since: January 1, 2006

Age: 57

Mr. Rex W. Tillerson became a Director of Exxon Mobil Corporation on March 1, 2004. He became Chairman of the Board, President, and Chief Executive Officer on January 1, 2006. He still holds these positions as of this filing.

Donald D. Humphreys

Senior Vice President and Treasurer

Held current title since: January 25, 2006

Age: 62

Mr. Donald D. Humphreys was Vice President of Exxon Mobil Corporation Jul. 1, 1997 – Jan. 25, 2006. On Jul. 1, 2004, he became the Treasurer of Exxon Mobil Corporation. He became Senior Vice President of Exxon Mobil Corporation on Jan. 25, 2006, a position he still holds, along with Treasurer, as of this filing.

Long-Term Business Outlook, page 46

5.

You make reference to factors that are “projected to grow” or “expected to increase” in this section.  Provide us with the source(s) of these statistics.

The projections and forecasts set forth in the Long-Term Business Outlook have been prepared by the Corporation's strategic planning staff, based on a detailed assessment of economic and energy trends, as well as a broad range of assumptions regarding future demand, sources of supply, and a wide variety of technologies.  This worldwide assessment is published in ExxonMobil's Outlook for Energy -- A View to 2030, released most recently in December 2009 and available on our Web site at exxonmobil.com/energyoutlook.  The Outlook for Energy reflects substantial economic progress and significant increases in global energy demand through 2030, consistent with views of third-party sources such as the International Energy Agency and the U.S. Energy Information Administration.

In future filings we will include a reference in the Long-Term Business Outlook section that the projections and forecasts have been prepared internally.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Upstream, page 47

6.

You indicated in the third paragraph that production from diverse resource types utilizing specialized technologies will grow from 30 percent to 40 percent.  Given the higher costs associated with these technologies, explain why you do not anticipate that these will “have a material impact on the nature and extent of the risks disclosed in Item 1A” or will “result in a material change in [your] level of unit operating expenses.”

We do not expect that the costs associated with the production from these specialized technologies will have a material impact on our unit operating expenses.  An important component of ExxonMobil’s competitive performance is our ability to operate efficiently, including our ability to manage expenses and improve production yields on an ongoing basis.  We apply a continuous management focus to unit cost control, including implementation of technology improvements, operating expense efficiencies, productivity enhancements and regular reappraisal of our asset portfolio.  We believe that technology improvements applied to our Upstream business will help reduce unit operating costs over the long term.

Based on our historical performance and current operating plans, we project that our unit operating expenses will not materially change over the next several years, despite the anticipated changes in the types of opportunities from which volumes are produced and the technologies that we apply to our diverse resource portfolio.

Director Information, page 113

7.

Please clarify, with regard to current and past directorships of other public companies, the time periods during which each individual served in such positions.

To respond to your comment, in future filings we will indicate the  time periods during which our director nominees  have served as directors of other public companies (both for current directorships and directorships held within the past five years), substantially in accordance with the following example:

William W. George Age 67 Director since 2005

Principal Occupation:  Professor of Management Practice, Harvard University

Business Experience:  Mr. George was elected Chairman of Medtronic in 1996, and retired in 2002; Chief Executive Officer in 1991; and President and Chief Operating Officer in 1989.

Current Public Company Directorships:  Goldman Sachs

(Dec. 2002 - Present)

Past Public Company Directorships:  Novartis (May 1999 - Feb. 2009); Target (Jun. 1993 - Mar. 2005)

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Compensation Discussion and Analysis

Equity, page 125

8.

Clarify here whether any of the equity compensation plans or awards provide for accelerated vesting or payouts, or the possibility for accelerated vesting or payouts, under any scenarios, such as - but not limited to - voluntary or involuntary termination, disability, death or a change of control.  We note your disclosure on page 147 under the headings “Termination and Change in Control” and “Payments in the Event of Death,” but please include specific disclosure here in your discussion of equity compensation.  Provide us with a draft of your enhanced disclosure.

We refer the staff to the third bullet point under "Equity -- Restriction Periods" on page 126, which states that "The restricted period for stock awards is not subject to acceleration, except in the case of death."

Pension Plans, page 128

9.

The Pension Plan, and more importantly the Supplemental Pension Plan and the Additional Payments Plan, appear to be substantial pieces of the overall compensation packages for your named executive officers (NEOs), based upon a review of the following:

•

The pie chart on page 133,

•

The brief explanation of the meaning of “Other Compensation” on page 134,

•

The Summary Compensation Table column entitled “Change in Pension Value and Nonqualified Deferred Compensation Earnings,” and

•

The table entitled “Pension Benefits for 2009” and the accompanying narrative disclosure.

In view of the sizeable contribution of these Plans to the wealth accumulation opportunity for your NEOs, enhance your CD&A discussion to address these Plans.  Among other things, explain how these compensation elements fit into your overall compensation objectives and affect decisions regarding other elements.  See Item 402(b)(1) of Regulation S-K, and generally ensure that your CD&A discussion fully complies with Item 402(b).  Provide us with a draft of your enhanced disclosure.

We refer the staff to the section of the CD&A titled "Key Elements of the Compensation Program -- Retirement -- Pension Plans" (p. 128), which addresses the structure and role of our pension plans.  We further refer the staff to the discussion of analytical tools under the section titled "Compensation Committee Decisions" (p. 129), which discloses the fact that the Committee uses tally sheets in order to "understand how decisions on each individual element of compensation affect total compensation for each senior executive."

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

To address your comments in future filings, we will expand our disclosure under "Key Elements of the Compensation Program -- Retirement -- Pension Plans" by including in that location additional discussion of the rationale for our pension plans similar to the disclosure currently contained in the Pension Table narrative (p. 143), substantially as follows:

•

"Pension plans provide a strong incentive for employees to stay until retirement age, consistent with the long-term nature of the Company's business and our objective of promoting long-term career employment.

•

Because pension benefits use final average pay applied to all years of service, the increase in pension values is greatest late in an employee's career when compensation tends to be highest.  This enhances the retention feature of the plans with respect to high performers whose compensation increases as their job responsibilities expand.

•

The value of the pension plans is combined with the other key elements of compensation -- salary, bonus and long-term incentive awards -- to achieve total compensation that is competitive with other companies of similar scope and complexity."

Pay Awarded to Named Executive Officers

Bonus, page 134

10.

Enhance your disclosure to explain the reasons why the bonus payments for each named executive officer were made in the amounts in which they were made.  Provide us with a draft of the enhanced disclosure.

The section of the CD&A entitled "Compensation Committee Decisions" (pp. 129-134), taken as a whole, is intended to explain how and why the Committee determined to award bonus payments and stock awards for each named executive officer in the amounts in which they were made.

Specifically, using the tools described under "Compensation Committee Decisions -- Analytical Tools" (pp. 129-130), the Committee considered the business results and individual performance and experience factors discussed under "Compensation Committee Decisions -- Performance Measurements" (pp. 130-131).  Based on that consideration, and taking into account the other specific factors disclosed under "Compensation Committee Decisions -- Pay Awarded to Named Executive Officers," the Committee awarded the specific bonus and stock amounts disclosed for each named executive officer.

As disclosed in the first and second bullets under "Compensation Committee Decisions -- Pay Awarded to Named Executive Officers," the Committee's decision-making process is fundamentally a matter of judgment taking all the disclosed factors into consideration, not a matter of formulas or targets.  On that basis, we respectfully submit that we have fully disclosed the rationale used by the Committee in arriving at specific pay decisions.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Restricted Stock, page 134

11.

Enhance your disclosure to explain the reasons why the grants of shares of restricted stock to each named executive officer were made in the amounts in which they were made.  Provide us with a draft of the enhanced disclosure.

See response to question 10.

Pension Benefits for 2009, page 143

12.

In the narrative discussion, clarify for the Pension Plan, the Supplemental Pension Plan and the Additional Payments Plan what would happen to the benefits in various scenarios other than retirement at the normal age, including early retirement, other voluntary and involuntary termination, disability, death and change of control.  Provide us with a draft of the enhanced disclosure.

We refer the staff to the discussion under the title "Other Plan Terms" (pp. 144-145), which discloses what would happen to benefits under the three pension plans in case of early retirement of a named executive officer.

To address your comments, in future filings we will revise the "Other Plan Terms" caption to "Effect of Early Termination or Death" in order to highlight this disclosure more specifically.  In addition, we will supplement this disclosure substantially as follows:

•

"Voluntary or involuntary termination would be treated the same as early retirement for pension benefit purposes.  In the event of termination prior to early retirement eligibility, there is no benefit payable under the Additional Payments Plan, and other pension benefits are actuarially discounted.

•

In the event of death after early retirement eligibility, the retirement benefit is payable to the survivor.  Prior to early retirement eligibility, if a participant has at least 15 years of service, the actuarially-determined present value of the benefit accrued prior to death is payable to the survivor.  Under the qualified Pension Plan, the survivor benefit is 50% (or 100% if the participant has at least 15 years of service) of the actuarially-discounted termination benefit.

•

Change in control is not a triggering event under any ExxonMobil benefit plans, including the pension plans."

Termination and Change in Control, page 147

13.

We note your statement here that “ExxonMobil executive officers are not entitled to any additional payments or benefits relating to termination of employment other than the retirement benefits previously described in the preceding compensation tables and narrative.  [Emphasis added.]”  Rather than referring the reader back to the preceding tables and narrative, please quantify here the amounts that each named executive officer would have received under the various scenarios mentioned in Item 402(j) of Regulation S-K, assuming the triggering event(s)

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

occurred on December 31, 2009.  Ensure that your disclosure fully complies with the requirement from Item 402(j).  Provide us with a draft of your enhanced disclosure.

We confirm that the form and amount of any payment or benefit that would be provided in connection with a triggering event specified under Item 402(j) of Regulation S-K (including resignation, severance, retirement, or constructive termination of an executive officer) are fully disclosed pursuant to paragraphs (h) and (i) of Item 402.  (As disclosed under "Termination and Change in Control" (p. 147), ExxonMobil executives do not have any benefits triggered by a change in control.)  We also confirm that no triggering event would result in the enhancement or acceleration of the form or amount of any such payment or benefit.  Accordingly, as provided in Instruction 3 to Item 402(j), we believe it is appropriate to make reference to such prior disclosure rather than to restate such disclosure under "Termination and Change in Control".  In fact we believe that restating previously disclosed amounts in this section could create a misleading impression that our executives are entitled to additional, enhanced, or accelerated benefits in case of termination, which is not the case.

Engineering Comments

January 25, 2010 News Release

14.

We note that you announced your agreement with the Iraq Ministry of Oil to redevelop the West Qurna-1 field.  If you plan to claim proved reserves associated with this project, please furnish to us a detailed explanation of the contractual arrangements that support your claim to proved reserves.  Address the capital you will have at risk, the contractual oil price(s) and the cost recovery and profit apportionment of derived revenue.  Please tell us if you will be allowed to apply production/revenues from other areas to your West Qurna-1 field cost recovery and profit balances.

[*]

[*]

CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

[*]

Form 10-K for the Fiscal Year Ended December 31, 2009

Properties, page 6

Summary of Oil and Gas Reserves at Year-End 2008, page 6

15.

You state that you “reported proved reserves on the basis of the average of the first-day-of-the-month price for each month during the last 12-month period.”  Please explain the procedures you used to arrive at these reserve determination average prices.  Include illustrations with figures that correspond to those you used for proved reserves attributed to Qatar LNG train(s) and the Hawkins field in Wood County, Texas.  Please explain whether you treat transportation costs as a lease operating expense or a price reduction.

For each field, ExxonMobil initially determines the first-day-of-the-month price for each month in the 12 calendar month period, and then calculates the arithmetic average of those prices to determine economic producibility for reserves estimation.  For this calculation, ExxonMobil utilizes either (1) a price that is explicitly defined by contract or (2) a field price that is determined using an applicable benchmark hydrocarbon price in effect on the first-day-of-the-month less applicable differentials.

The benchmark prices are referenced in widely recognized industry publications (e.g. Platts) and track well-known hydrocarbon commodities (e.g. West Texas Intermediate crude (WTI)) traded at central delivery locations (e.g. Cushing, OK).  Differentials are applied to a particular benchmark price to make appropriate adjustments for quality to reflect differences between the benchmark hydrocarbons and the field hydrocarbons.  In addition, differentials are applied to a particular benchmark price to make appropriate adjustments for location differences between the benchmark trading point and field, e.g. adjustment for transportation costs between the field and sales point.

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16.

We note that the presentation of proved reserves apportions 38% of your total reserves to the Asia Pacific/Middle East geographic area and 17% to the U.S.  The remaining four areas each appear to have proved reserve figures ranging from 8% to 14% of your company total.  This arrangement does not appear to comply with Item 1202 of Regulation S-K which, in part, specifies separate disclosure of proved reserves for each country with 15% or more of an entity’s total proved reserves and limits aggregation area to no more than a continent.  With a view toward disclosure, please explain the steps you will take to comply with Item 1202.

We note that your question addresses two separate issues regarding compliance with Item 1202 of Regulation S-K, including (1) separate disclosure of proved reserves for each country with 15% or more of total proved reserves, and (2) limitations on aggregation area to no more than a continent.

We are in compliance with the requirement to separately disclose reserves by country to the extent that we are not subject to restrictions that the government of a country has imposed on us that prohibit our separate disclosure of information for that country.

With regard to the question on aggregation, we chose these geographic splits because this is how we manage our business.  We also wanted to provide investors with consistent and comparable numbers to those reported in prior years.  However beginning with our 2010 Form 10-K, we will separately disclose the Asia and Australia/Oceania areas.

With regard to South America, ExxonMobil has a de minimis amount of proved reserves in this continent.  Due to these small volumes, we will continue to include South America with Canada in a grouping that can be used throughout the Form 10-K (including the Supplemental Oil and Gas Reporting that requires the same split for reporting).  This will facilitate the capture and reporting of information

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 in a more meaningful sense and minimize the amount of separate reporting for these small volumes.

Proved Undeveloped Reserves, page 8

17.

We note the disclosure of the: transfer of 2.4 GOEB from proved undeveloped category to proved developed; addition of 1.3 GOEB in PUD reserves, total PUD reserves for both year-end 2008 and 2009 as 7.5.  This appears to be a net loss for total year-end 2009 PUD reserves of 1.1 GOEB and results in 6.4 GOEB for 2009 PUD reserves.  Please explain this inconsistency and amend your document if it is appropriate.

Proved undeveloped reserves at year-end 2009 were 7.5 GOEB.  In 2009, 2.4 GOEB were transferred from proved undeveloped to proved developed and 1.3 GOEB were added to proved undeveloped from new projects.  Also in this 2009 transition year, 1.1 GOEB of undeveloped reserves associated with the Kearl oil sands mining project, which had been reported as proven mining reserves at year-end 2008, were reclassified and included with other oil and gas undeveloped reserves as a result of the revised reporting rules.  These were not new proved reserves so they were not included in the 1.3 GOEB number.

18.

Please explain to us in detail the factors that have prevented initial development within 5 years of booking for PUD reserves in the United States, Nigeria, Netherlands and Canada.

Consistent with the requirements of Item 1203 (d), the narrative on page 8 of our 2009 Form 10-K provided information on proved reserves that have remained undeveloped for five or more years for both fields that are not yet developed and those where development had already been initiated.

For those fields in the United States, Netherlands, Canada, Nigeria, and with exception of ten fields in Nigeria discussed below, initial development activities have commenced or have already occurred, with most of the fields having been on production for many years. The remaining proved undeveloped reserves for these fields will be developed by ongoing activities that include, for example, multi-year development drilling programs, future installation of gas compression when it is required for sales, expansion of existing enhanced recovery projects, and facility installation/upgrades.

The ten Nigerian fields noted above are satellite developments to existing production infrastructure and have been included in annual budget and strategic plan submissions to the Nigerian National Petroleum Corporation (NNPC), as required by our joint venture agreement with the government. Preliminary engineering and development work has been initiated on these fields, but the timing of development is to a large degree driven by the availability of NNPC funding.  Based on our track record of operations in Nigeria over the last 40 years, we have reasonable certainty that government approval to develop and or fund the projects will be obtained.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Production Prices and Production Costs, page 11

19.

Please include unit production costs for synthetic crude oil in this table.  Clarify whether the unit of production used is barrel of oil equivalent.

We interpreted Item 1204 (b) of Regulation S-K as only requiring total unit production costs and bitumen unit production costs to be disclosed.  There is no mention of disclosing synthetic oil unit production costs.

In the 2010 disclosure, we will label the unit production costs in our table as based on oil-equivalent barrels.

Gross and Net Undeveloped Acreage, page 22

20.

In part, paragraph (b) of Item 1208 of Regulation S-K requires the disclosure of the minimum remaining terms of leases and concessions for material acreage concentrations.  With a view toward disclosure, please explain the steps you will take to comply with Item 1208.

We believe that discussion about remaining terms of specific leases and concessions would provide sensitive information to our competitors and other third parties and would be detrimental to ExxonMobil, without a corresponding benefit to the investment community.  Therefore, we do not plan to disclose this data separately in our Form 10-K.

We expect to relinquish a number of properties and/or portions of properties during the next three years based on contractual requirements and the results of our planned work programs.  Historically, relinquishments and additions of undeveloped acreage investment have tended to offset and we would expect that trend to continue.

In response to a prior staff comment and to enhance understanding in this area, the following disclosure was included in our filings beginning with the 2004 Form 10-K:

“ExxonMobil’s investment in developed and undeveloped acreage is comprised of numerous concessions, blocks and leases.  The terms and conditions under which the Corporation maintains exploration and/or production rights to the acreage are property-specific, contractually defined and vary significantly from property to property.  Work programs are designed to ensure that the exploration potential of any property is fully evaluated before expiration.  In some instances, the Corporation may elect to relinquish acreage in advance of the contractual expiration date if the evaluation process is complete and there is not a business basis for extension.  In cases where additional time may be required to fully evaluate acreage, the Corporation has generally been successful in obtaining extensions.”